EXHIBIT A-1

MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated July 16, 2012 for and on behalf of Matthews International Capital Management, LLC; that he is Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ William J. Hackett
Name:	William J. Hackett
Title:	Chief Executive Officer